02044602

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT

SEC MAIL RECEIVED PROCESSING JUL 0 1 2002 WASHINGTON SECTION

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED]
For the fiscal year ended December 31, 2001

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to
Commission file number

CITY NATIONAL CORPORATION PROFIT SHARING PLAN
400 North Roxbury Drive, Sixth Floor
Beverly Hills, California 90210
(Full title of the plan and the address of the plan)

CITY NATIONAL CORPORATION
400 North Roxbury Drive
Beverly Hills, California 90210
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

PROCESSED
JUL 1 1 2002
THOMSON FINANCIAL

REQUIRED INFORMATION

Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Not Applicable

Item 4. In lieu of the requirements of Items 1-3 above, plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached as Exhibit 2.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

City National Corporation Profit Sharing Plan

By: City National Bank, Trustee

Date: June 28, 2002

By:____________________
Richard Weiss, Senior Vice President

00111498

Index to Exhibits

KPMG

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Consent

The Board of Directors
City National Corporation:

We consent to incorporation by reference in the Registration Statement (No. 33-56632) dated December 30, 1992, on Form S-8 of City National Corporation and the City National Corporation Profit Sharing Plan of our report dated May 10, 2002, relating to the statements of net assets available for benefits as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended and all related schedules, which report appears in the December 31, 2001 annual report on Form 11-K of the City National Corporation Profit Sharing Plan.

KPMG LLP

June 28, 2002
Los Angeles, California

KPMG

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Financial Statements and Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Index

All other schedules are omitted because they are not required or applicable pursuant to ERISA and Department of Labor regulations.

KPMG

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Profit Sharing Committee
City National Corporation Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the City National Corporation Profit Sharing Plan (the Plan) as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Los Angeles, California
May 10, 2002

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000
Investments at fair value:		
Cash and cash equivalents	$ 11,744,203	8,853,980
Mutual funds	74,474,994	72,587,039
Common stock	47,325,898	40,016,844
Preferred stock	12,540	10,844
Government and agency securities	114,013	168,379
Participant loans	3,748,079	3,130,702
Total investments	137,419,727	124,767,788
Receivables:		
Employer contribution	9,415,760	9,213,085
Accrued interest	1,336	53,360
Accrued dividends	12,827	118,366
Total receivables	9,429,923	9,384,811
Total assets	146,849,650	134,152,599
Net assets available for benefits	$ 146,849,650	134,152,599

See accompanying notes to financial statements.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

	2001	2000
Additions (deletions) to net assets attributable to:		
Investment (loss) income:		
Interest	$ 695,015	840,805
Dividends	631,909	720,393
Net (depreciation) appreciation in investments	(2,048,189)	116,981
	(721,265)	1,678,179
Contributions:		
Employer's	11,424,548	11,131,096
Participants'	11,531,808	10,089,141
	22,956,356	21,220,237
Total additions	22,235,091	22,898,416
Deductions from net assets attributable to:		
Benefits paid to participants	9,514,954	10,187,503
Administrative expenses	23,086	11,939
Total deductions	9,538,040	10,199,442
Increase in net assets	12,697,051	12,698,974
Net assets available for benefits:		
Beginning of the year	134,152,599	121,453,625
End of the year	$ 146,849,650	134,152,599

See accompanying notes to financial statements.

(1) Description of the Plan

(a) *General*

The following description of the City National Corporation Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of City National Corporation and its subsidiaries (the Company). The Plan is administered by the City National Corporation Benefits Committee (the Plan Administrator), which is presently comprised of four officers of City National Bank, a subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) *Contributions*

Employees of the Company who are entitled to paid vacation time and have completed one hour of service are eligible to participate in the Plan as of their hire date. Company profit sharing contributions to the Plan are discretionary and are based on a percentage of the Company's consolidated net profits, as defined, reduced by matching contributions made for such Plan year and subject to certain limitations based on participant eligible compensation. Company contributions are invested at the participant's discretion in the same manner as the salary reduction contributions described below.

Participants can contribute, under a salary reduction agreement, up to 15% of their eligible compensation, as defined, but not to exceed the dollar amount allowed by law, which was $10,500 for 2001 and 2000. The Company matches contributions up to a maximum amount of 50% of the first 6% of covered compensation contributed. Participants may also contribute amounts representing distributions (rollovers) from other qualified defined benefit or defined contribution plans.

(c) *Participant Loans*

Effective April 1, 2000, loans to participants may be made, at the discretion of the Plan's Administrator, in an amount not less than $1,000 and not to exceed the lesser of $50,000 reduced by the highest outstanding balance during the previous 12 months or 50% of the participant's vested account balances. Prior to April 1, 2000, loans could not exceed the lesser of $50,000 reduced by the highest outstanding balance during the previous 12 months or the sum of 25% of the vested balance of the participant's Employer Contribution Account and 50% of the balance of the participant's vested account balances. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant's vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. The terms of these loans cannot exceed five years. Effective November 14, 2000, if the loan is used to purchase the principal residence of the participant, the loan term may be extended for up to a period of fifteen (15) years.

(d) ***Participant's Accounts***

Each participant's account is credited with the participant's contributions, allocations of the Company's matching contribution, and profit sharing contribution, if any, and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund. Forfeitures reduce the amount of matching employer contributions.

(e) ***Vesting***

The Company's matching contributions are immediately 100% vested. However, the Company's profit sharing discretionary contributions vest 100% for all participants with five or more years of service according to the following vesting schedule:

Years of service	Vested percentage
Less than 2 years	—%
2	25
3	50
4	75
5 or more	100

Any nonvested amounts in a terminated participant's account will be forfeited in accordance with plan provisions and used in the following sequence: first, to reduce matching contributions in the year that the forfeiture first becomes available; second, to restore previously forfeited account balances, if any; and, third, to reduce matching contributions in the following year. At December 31, 2001 and 2000, forfeited nonvested accounts totaled $525,066 and $599,000, respectively. During 2001 and 2000, $504,074 and $597,000, respectively, were used to offset matching contributions. The remainder was used to restore previously forfeited participant account balances and to offset the following year's matching contribution in accordance with the provisions of the Plan.

(f) ***Benefit Payments***

Upon severance of employment by the Company due to permanent disability (as defined by the Plan), retirement (as defined by the Plan), or death, the participant's share of the Company's contributions becomes fully vested.

No distribution or withdrawal can be made from the Plan before termination of service, death, permanent disability, or financial hardship withdrawal (as defined by the Plan). For distributions other than for financial hardship, the method of payment is based on the participant's election and may be made by one or more of the following options: (a) a single lump-sum payment in cash, (b) a series of installments (if eligible as defined by the Plan), or (c) a direct transfer to either an Individual Retirement Account or a qualified contribution plan.

(Continued)

(g) Plan Termination

The Company has not expressed any intent to terminate the Plan; however, it may do so at any time, subject to the provisions of ERISA. In the event of termination, participants automatically become 100% vested in their account balances.

(2) Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

(b) Investments

Publicly traded securities are carried at fair value based on the published market quotations. The Plan's investment in City National Investment's money market account and participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis.

(c) Administrative Expenses

Administrative expenses of the Plan are paid by the Company, except for loan and Individually Directed Account (IDA) fees which are charged to the applicable participant accounts. City National Investments, the Plan's trustee, charges a fee for processing loan applications and IDA transactions.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for Plan benefits and the additions and deductions in the statements of changes in net assets available for Plan benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(e) Payment of Participant Benefits

Participant benefits are recorded when paid.

(f) Reclassifications

Certain 2000 balances have been reclassified to conform to the 2001 presentation.

(Continued)

(3) Investments

The following table presents the fair value of investments as of December 31, 2001 and 2000, with individual investments representing 5% or more of the Plan's assets available for benefits separately identified:

Investment		2001	2000
CNI Charter Prime Money Market Fund	$	11,415,264	8,945,288
City National Corporation Common Stock		44,657,654	38,322,997
AIM Weingarten Fund		11,078,023	12,789,024
American Century Equity Growth Fund		1,364,709*	7,405,811
Dreyfus Core Bond Fund		9,970,577	8,107,505
Dreyfus Emerging Leaders Fund		9,058,708	9,760,377
Dreyfus S&P 500 Index Fund		12,942,424	11,985,558
All other investments less than 5%		36,932,368	27,451,228
Total	$	137,419,727	124,767,788

* Less than 5%, included for comparison purposes.

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) on mutual funds, common and preferred stock, and government and agency securities (depreciated) appreciated in value by $(2,048,189) and $116,981, respectively.

(4) Party-in-Interest Transactions

Certain Plan investments are shares of money market funds managed by City National Asset Management, Inc. (CNAM) and shares of common stock of City National Corporation. CNAM is a wholly owned subsidiary of City National Bank, which is a subsidiary of City National Corporation (the plan sponsor as defined by the Plan) and, thus, these are party-in-interest transactions.

(5) Income Taxes

The Company received a favorable tax determination letter on April 9, 2002 from the Internal Revenue Service stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Schedule 1

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value
Cash and cash equivalents:		
Principal cash	Principal cash, no shares	$ 328,939
City National Investments*	CNI Charter Prime Mny Market Fund, 11,415,264 shares	11,415,264
Total cash and cash equivalents		11,744,203
U.S. government securities:		
United States Treasury	US Treasury Note IX N/B 4.250% 1/15/10, 108,682 shares	114,014
Preferred stocks:		
IAC Capital Trust	IAC CAP TR 8.2500%, Series A Pfd, 500 shares	12,540
Common stocks:		
Adelphia Business Solutions Inc Cl A	Adelphia Business Solutions Inc Cl A, 150 shares	87
Advanced Micro Devices Inc Com	Advanced Micro Devices Inc Com, 106 shares	1,681
AES Corp Com	AES Corp Co, 22 shares	360
Agilent Technologies Inc Com	Agilent Technologies Inc Com, 11 shares	313
Akamai Tech Inc Com	Akamai Tech Inc Com, 100 shares	594
Allscripts Healthcare Solutions Com	Allscripts Healthcare Solutions Com, 100 shares	324
Amdocs Ltd Ord	Amdocs Ltd Ord, 100 shares	3,397
American Express Co Com	American Express Co Com, 33 shares	1,178
America Online Latin Amer Inc Cil A	America Online Latin Amer Inc Cl A, 500 shares	2,275
AMEX Tech Select Index SPDR TR Com	AMEX Tech Select Index SPDR TR Com, 90 shares	2,160
AMF Bowling Inc Com	AMF Bowling Inc Com, 3,500 shares	192
Amgen Inc Com	Amgen Inc Com, 681 shares	38,436
Amylin Pharm Inc Com	Amylin Pharm Inc Com, 500 shares	4,570
Antex Biologics Inc Com New	Antex Biologics Inc Com New, 100 shares	155
AOL Time Warner Inc Com	AOL Time Warner Inc Com, 288 shares	9,245
Apache Corp Com	Apache Corp Com, 1,000 shares	54,868
Applied Matls Inc Com	Applied Matls Inc Com, 275 shares	11,027
Aradigm Corp. Com	Aradigm Corp. Com, 250 shares	1,775
Ariba Inc. com	Ariba Inc Com, 50 shares	308
Arris Group Inc Com	Arris Group Inc Com, 2,000 shares	19,520
Art Technology Group Inc Com	Art Technology Group Inc Com, 7,600 shares	26,448
Artemis Intl. Solutions Corp. Com	Artemis Intl. Solutions Corp. Com, 15,000 shares	750
Artistdirect Inc Com	Artistdirect Inc Com, 80 shares	1,154
AT&T Corp Com	AT&T Corp Com, 325 shares	5,896
AT&T Wireless Group Com	AT&T Wireless Group Com, 1,779 shares	25,564
Atmel Corp Com	Atmel Corp Com, 2000 shares	14,740
Avaya Inc Com	Avaya Inc Com, 77 shares	936
Ball Corp Com	Ball Corp Com, 50 shares	3,535
Bed Bath & Beyond Inc Com	Bed Bath & Beyond Inc Com	6,780
Berkshire Hathaway Inc Cl B Com	Berkshire Hathaway Inc Cl B Com, 71 shares	179,275
Biogen Inc Com	Biogen Inc Com, 100 shares	5,735
Boeing Co Com	Boeing Co Com, 12 shares	465
Broadvision Inc Com	Broadvision Inc Com, 200 shares	548
Brocade Comm Sys Inc Com	Brocade Comm Sys Inc Com, 65 shares	2,153
Burnham Pac Pptys Inc Com	Burnham Pac Pptys Inc Com, 600 shares	2,472
Calpine Corp Com	Calpine Corp Com, 1,300 shares	21,827
Capstone Turbine Corp Com	Capstone Turbine Corp Com, 5,000	27,050
Cardinal Health Inc Com	Cardinal Health Inc Com, 150 shares	9,699
Celera Genomics Group – Appler Com	Celera Genomics Group – Appler Com, 200 shares	5,338
Cendant Corp Com	Cendant Corp Com, 100 shares	1,961
Check Point Softw Tech Com	Check Point Softw Tech Com, 110 shares	4,388
Cheesecake Factory Inc Com	Cheesecake Factory Inc Com, 300 shares	10,431
Chesapeake Energy Corp Com	Chesapeake Energy Corp Com, 1,200 shares	7,932
Cisco Sys Inc Com	Cisco Sys Inc Com, 4,252 shares	77,004
Citigroup Inc Com	Citigroup Inc Co, 22 shares	1,110
CMGI Inc	CMGI Inc, 100 shares	163
Computer Assoc Intl Inc Com	Computer Assoc Intl Inc Com, 2,000 shares	68,980
Computer Motion Inc Com	Computer Motion Inc Com, 8,700 shares	34,365
Conexant Sys Inc Com	Conexant Sys Inc Com, 1,000 shares	14,360

Schedule 1-2

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value
Copper Mtn Networks Inc Com	Copper Mtn Networks Inc Com, 300 shares	$ 507
Corning Inc Com	Corning Inc Com, 500 shares	4,460
Crown Cork & Seal Inc Com	Crown Cork & Seal Inc Com, 3,000 shares	7,620
Curis Inc Com	Curis Inc Com, 500 shares	2,805
Cytogen Corp Com	Cytogen Corp Com, 3,600 shares	13,846
Daimlerchrysler AG Com	Daimlerchrysler AG Com, 300 shares	12,501
Datastream Systems Inc Com	Datastream Systems Inc Com, 200 shares	1,234
Dave & Busters Inc Com	Dave & Busters Inc Com, 500 shares	3,140
Dell Computer Corp Com	Dell Computer Corp Com, 345 shares	9,376
EMC Corp Mass Com	EMC Corp Mass Com, 800 shares	10,752
Eagle Wireless Intl. Inc Com	Eagle Wireless Intl. Inc Com, 800 shares	488
El Paso Corp Com	El Paso Corp Com, 20 shares	892
Emcore Corp Com	Emcore Corp Com, 50 shares	672
Emulex Corp Com	Emulex Corp Com, 200 shares	7,902
Enron Corp Com	Enron Corp Com, 500 shares	300
Ericsson L M Tel Co ADR CL B	Ericsson L M Tel Co ADR CL B, 20,930 shares	109,254
Extreme Networks Inc Com	Extreme Networks Inc Com, 150 shares	1,935
Exxon Mobil Corp Com	Exxon Mobil Corp Com, 50 shares	1,965
Forrester Resh Inc Com	Forrester Resh Inc Com, 300 shares	6,042
Foundry Networks Inc. Com	Foundry Networks Inc. Com, 300	2,445
Gateway Inc Com	Gateway Inc Com, 60 shares	482
Genelabs Technologies Inc Com	Genelabs Technologies Inc Com, 200 shares	370
General Elec Co Com	General Elec Co Com, 2,699 shares	108,176
General Mtrs Corp CL H	General Mtrs Corp CL H, 157 shares	5,741
Genta Inc Com	Genta Inc Com, 700 shares	9,961
Glenayre Techs Inc Com	Glenayre Techs Inc Com, 600 shares	978
Global Crossings Ltd Com	Global Crossings Ltd Com, 5,600 shares	4,704
Globalstar Telecomm LTD	Globalstar Telecomm LTD	1,620
GSI Lumonics Inc Com	GSI Lumonics Inc Com, 3,000 shares	25,410
Handspring Inc Com	Handspring Inc Com, 800 shares	5,392
Harley Davidson Inc Com	Harley Davidson Inc Com, 360 shares	19,552
Harris Corp Del Com	Harris Corp Del Com, 50 shares	1,525
Hartford Financial Svcs Com	Hartford Financial Svcs Com, 16 shares	1,005
HCA Inc Com	HCA Inc Com, 31 shares	1,195
Hewlett Packard Co Com	Hewlett Packard Co Com, 60 shares	1,232
Home Depot Com	Home Depot Com, 300 shares	15,303
Human Genome Sciences Inc	Human Genome Sciences Inc, 30 shares	1,012
IBM Corp Com	IBM Corp Com, 22 shares	2,661
Imaging Diagnostic Sys Inc Com	Imaging Diagnostic Sys Inc Com, 1,100 shares	528
Immunogen Inc Com	Immunogen Inc Com, 5,400 shares	89,532
Incyte Pharmaceuticals Inc Com	Incyte Pharmaceuticals Inc Com, 750 shares	14,580
Infospace Inc Com	Infospace Inc Com, 30,100 shares	61,705
Inhale Therapeutic Sys Com	Inhale Therapeutic Sys Com, 113 shares	2,096
Inktomi Corp	Inktomi Corp, 500 shares	3,355
Intel Corp Com	Intel Corp Com, 968 shares	30,444
Internet Architect Hldrs TR Dep RCPT	Internet Architect Hldrs TR Dep RCPT, 100 shares	3,835
Interwoven Inc Com	Interwoven Inc Com, 511 shares	4,977
Intl. Paper Co Com	Intl. Paper Co Com, 300 shares	12,105
J P Morgan Chase & Co Com New	J P Morgan Chase & Co Com New, 200 shares	7,270
Jabil Circuit Inc Com	Jabil Circuit Inc Com, 100 shares	2,272
JDS Uniphase Corp Com	JDS Uniphase Corp Com, 1,616 shares	14,027
Johnson & Johnson Com	Johnson & Johnson Com, 58 shares	3,428
Juniper Networks Inc Com	Juniper Networks Inc Com, 1,272 shares	24,104
Kana Comm Inc Com	Kana Comm Inc Com, 100 shares	1,946
Lam Resh Corp Com	Lam Resh Corp Com, 1,000 shares	23,220
Lattice Semiconductor Corp Com	Lattice Semiconductor Corp Com, 30 shares	617
Lehman Bros Hldgs Com	Lehman Bros Hldgs Com, 700 shares	46,760
London Pacific Group Ltd Spons Adr	London Pacific Group Ltd Spons Adr, 350 shares	1,386

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Current value
LSI Logic Corp Com	LSI Logic Corp Com, 7,100 shares	$	112,038
Lucent Technologies Inc Com	Lucent Technologies Inc Com, 9,436 shares		59,447
Luminent Inc Com	Luminent Inc Com, 11,000 shares		20,350
Maxygen Inc Com	Maxygen Inc Com, 20 shares		351
McData Corp CL A	McData Corp CL A, 4 shares		98
Mcleodusa Inc Com	Mcleodusa Inc Com, 5,000 shares		1,850
Meridian resource Corp Com	Meridian Resource Corp Com, 5,000 shares		19,950
Merrill Lynch Com	Merrill Lynch Com, 18 shares		938
Metalink Ltd Ord (US$)	Metalink Ltd Ord (US$), 200 shares		1,100
Micron Tech Inc Com	Micron Tech Inc Com, 150 shares		4,650
Microsoft Corp Com	Microsoft Corp Com, 1,656 shares		109,710
Minnesota Mng & Mfg Co Com	Minnesota Mng & Mfg Co Com, 10 shares		1,182
Mirant Corp Com	Mirant Corp Com, 1,000 shares		16,020
Motorola Inc Com	Motorola Inc Com, 1,955 shares		29,364
MRV Communications Inc Com	MRV Communications Inc Com, 10,000 shares		42,400
Nastech Pharmaceutical Co Inc Com	Nastech Pharmaceutical Co Inc Com, 400 shares		6,200
Navistar Intl. Corp Com	Navistar Intl. Corp Com, 400 shares		15,800
Network Appliance Inc Com	Network Appliance Inc. Com, 200 shares		4,374
New Focus Inc Com	New Focus Inc Com, 600 shares		2,286
Nextel Communications Inc Cl A	Nextel Communications Inc Cl A, 160 shares		1,754
Nextel Partners Inc CL A	Nextel Partners Inc CL A, 1,100 shares		13,200
Nokia Corp Sa	Nokia Corp Sa, 450 shares		11,039
Nortel Networks Corp New Com	Nortel Networks Corp New Com, 673 shares		5,021
Novell Inc Com	Novell Inc Com, 700 shares		3,213
Noven Pharmaceuticals Inc Com	Noven Pharmaceuticals Inc Com, 64 shares		1,136
Onvia.Com Inc Com	Onvia.Com Inc Com, 18,100 shares		9,774
Oracle Corp Com	Oracle Corp Com, 2,304 shares		31,818
Pacific Centy Finl Corp Com	Pacific Centy Finl Corp Com, 1,500 shares		38,835
Palm Inc Com	Palm Inc Com, 1,088 shares		4,221
Patriot Scientific Corp Com	Patriot Scientific Corp Com, 1,000 shares		130
Peco 11 Inc Com	Peco 11 Inc Com, 25 shares		149
Pfizer Inc Com	Pfizer Inc Com, 400 shares		15,940
Pharmacopeia Inc Com	Pharmacopeia Inc Com, 100 shares		1,389
Phillips Petroleum Co Com	Phillips Petroleum Co Com, 2,400 shares		144,624
Powersave Technologies Inc Com	Powerwave Technologies Inc Com, 45 shares		778
Pre Paid Legal Svcs Inc Com	PrePaid Legal Svcs Inc Com, 100 shares		2,190
Pre-Cell Solutions Inc Com	Pre-Cell Solutions Inc Com, 65 shares		1
Qualcomm Inc Com	Qualcomm Inc Com, 86 shares		4,343
Redback Networks Inc Com	Redback Networks Inc Com, 2,600 shares		10,270
Ribozyme Pharmaceuticals Inc Com	Ribozyme Pharmaceuticals Inc Com		457
Rite Aid Corp Com	Rite Aid Corp Com, 2,000 shares		10,120
Scholastic Corp Com	Scholastic Corp Com, 25 shares		1,258
Scios Inc Com	Scios Inc Com, 5,000 shares		118,850
Screamingmedia Inc Com	Screamingmedia Inc Com, 150 shares		330
Semotus Solutions Inc Com	Semotus Solutions Inc Com, 1,300 shares		975
Serviceware Technologies Inc Com	Serviceware Technologies Inc Com, 600 shares		192
Siebel Sys Inc Com	Siebel Sys Inc Com, 100 shares		2,798
Signalsoft Corp Com	Signalsoft Corp Com, 150 shares		671
Sonus Networks Inc Com	Sonus Networks Inc Com, 200 shares		924
Sprint Corp Com	Sprint Corp Com, 2,000 shares		40,160
Starbucks Corp Com	Starbucks Corp Com, 200 shares		3,810
Starwood Hotels & Resorts World Com	Starwood Hotels & Resorts World Com, 38 shares		1,134
Status Wines Tuscany Inc Com	Status Wines Tuscany Inc Com, 3,000 shares		9
Sun Microsystems Com	Sun Microsystems Com, 300 shares		3,690
Surebeam Corp CL A	Surebeam Corp CL A, 75 shares		785
Sycamore Networks Inc Com	Sycamore Networks Inc Com, 1,500 shares		8,040
Target Corp Com	Target Corp Com, 200 shares		8,210

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H. Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value
Tellabs Inc Com	Tellabs Inc Com, 100 shares	$ 1,496
Texas Instrs Inc Com	Texas Instrs Inc Com, 200 shares	5,600
Tickets.com Inc Com New	Tickets.com Inc Com New, 400 shares	900
Tiffany & Co New	Tiffany & Co New, 50 shares	1,574
Titan Corp Com	Titan Corp Com, 194 shares	3,326
TMP Worldwide Inc Com	TMP Worldwide Inc Com, 15 shares	644
Transmeta Corp Del Com	Transmeta Corp Del Com, 100 shares	229
Transwitch Corp Com	Transwitch Corp Com, 2,700 shares	12,150
Tubos De Acero De Mexico S A ADR	Tubos De Acero De Mexico S A ADR, 3,000 shares	26,820
Tupperware Corp Com	Tupperware Corp Com, 500 shares	9,625
Tyco Intl. LTD Com	Tyco Intl. LTD Com, 100 shares	5,890
UAL Corp Com	UAL Corp Com, 500 shares	6,750
Unibanco – Uniao De Bancos Bras GDR	Unibanco-Uniao De Banco, 500 shares	11,150
United Online Inc Com	United Online Inc Com, 20 shares	84
US Bancorp Del Com New	US Bancorp Del Com New, 57 shares	1,193
VF Corp Com	VF Corp Com	7,802
Viasource Communications Inc Com	Viasource Communications Inc Com, 250 shares	33
Vitesse Semiconductor Corp Com	Vitesse Semiconductor Corp Com, 130 shares	1,616
Vsource Inc Com	Vsource Inc Com, 9,100 shares	1,547
Wal Mart Stores Com	Wal Mart Stores Com, 150 shares	8,633
Walt Disney Co (The) Com	Walt Disney Co (The) Com, 4,000 shares	82,880
Western Multiplex Corp CL A	Western Multiplex Corp CL A, 200 shares	1,080
Worldcom Inc Ga New Com	Worldcom Inc Ga New Com, 3,203 shares	44,937
Xcelera.Com Inc Com	Xcelera.Com Inc Com, 1,153 shares	2,364
Yahoo! Inc Com	Yahoo! Inc Com, 750 shares	13,305
3DO Company (The) Com	3DO Company (The) Com, 50 shares	104
		2,668,244
Employer securities:		
City National Corp common stock	City National Corp, 953,205 shares	44,657,654
Total common stocks		47,325,898
Mutual funds:		
AIM	AIM Global Income A#83, 526,780 shares	4,625,129
AIM	AIM Intermediate Government CLA#404, 430,293 shares	3,898,459
AIM	AIM Value C, 4,624 shares	47,670
AIM	AIM Weingarten Class A #1, 821,203 shares	11,078,023
Alger	Alger Cap Apprec Retire Port, 1,698 shares	21,852
American Century	American Century Equity Growth Fund #982, 70,931 shares	1,364,709
American Century	American Century International Growth Fund Inv. CL #41, 672,306 shares	5,358,275
American Investment	American Investment Co of America FD B, 1,656 shares	47,136
American Investment	American Investment Co of America #4, 70 shares	1,998
Clipper	Clipper Fund, 92 shares	7,698
CNI Charter	CNI Charter Corp Bond FD-INSTL #255, 28,840 shares	301,095
CNI	CNI RCB Small Cap Value FD CL R, 753 shares	14,275
Dresdner	Dresdner RCM Global Technology Fund, 167 shares	5,048
Dreyfus	Dreyfus Core Bond Fund #031, 695,298 shares	9,970,577
Dreyfus	Dreyfus Emerging Leaders Fund #259, 260,532 shares	9,058,708
Dreyfus	Dreyfus International Emerging Markets Fund #327, 201,125 shares	2,280,758
Dreyfus	Dreyfus Prem Balanced Invt Shs #342, 7,477 shares	97,195
Dreyfus	Dreyfus S&P 500 Index Fund #078, 387,266 shares	12,942,424
Dreyfus	Dreyfus/Laurel Premier Core VLU FD A, 196,960 shares	5,638,973
Fidelity Investments	Fidelity Advisor Equity Growth Fund #286, 606 shares	29,500

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value
Fidelity Investments	Fidelity Advisor High Yield Fund #165, 453,074 shares	$ 3,792,230
Fidelity Investments	Fidelity Advisor Technology Fund T192, 208,725 shares	3,383,428
Fidelity Investments	Fidelity Asset Manager #314, 97 shares	1,503
Fidelity Investments	Fidelity Retirement Growth T Fund #73, 75 shares	1,182
Fidelity Investments	Fidelity Select Electronics Port #08, 285 shares	14,066
Fidelity Investments	Fidelity Select Tech Port, #64, 17 shares	1,051
Fidelity Investments	Fidelity Utilities Income, #311, 18 shares	247
Firsthand Technology Value Fund #1037	Firsthand Technology Value Fund #1037, 186 shares	7,670
Franklin	Franklin Small Cap Growth Fund A #198, 600 shares	18,688
Ishares Inc. MSCI Netherlands Index	Ishares Inc. MSCI Netherlands Index, 1000 shares	16,970
Ishares Inc. MSCI Netherlands Index	Ishares Russell 3000 Value Index FD, 500 shares	35,850
Ishares Inc. MSCI Netherlands Index	Ishares S&P 500/Barra Value Index FD, 500 shares	27,640
Janus	Janus Global Life Sciences Fund #59, 102 shares	1,795
Janus	Janus Worldwide Fund #41, 246 shares	10,803
Meridian	Meridian Value Fund, 247 shares	7,998
NASDAQ – 100 shares	NASDAQ-100 shares, 1,066 shares	41,478
PBHG Tech & Comm Fund	PBHG Tech & Comm Fund #536, 213 shares	3,491
RS Emerging Growth Fund-A #252	RS Emerging Growth Fund-A #252, 345 shares	11,044
Rydex OTC	Rydex OTC, 511 shares	5,644
S&P	S&P 400 Mid-Cap Dep RCPT (SPDR), 100 shares	9,280
S&P	S&P 500 Dep RCPT (SPDR), 100 shares	11,430
Salomon Bros	Salomon Bros Capital FD CL 2, 2,857 shares	70,003
Van Kampen	Van Kampen Aggressive Grwth FD C, 5,366 shares	68,304
Van Kampen	Van Kampen Emerging Growth Fund A, 1,215 shares	51,411
Vanguard	Vanguard Health Care FD #52, 143 shares	16,711
Vanguard	Vanguard Index 500 Trust Fund #040, 278 shares	29,405
Vanguard	Vanguard Primecap Fund #059, 282 shares	14,552
Vanguard	Vanguard Total Stk Mkt Vipers Index, 300 shares	31,617
Total mutual funds		74,474,993
Participant loans*	5.75% to 10.5%	3,748,079
		$ 137,419,727

* Party-in-interest.

See accompanying independent auditors' report.